[redacted]

09059785

AB 3/12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41887

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Eastern Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

865 South Figueroa Street, Suite 3340
(No. and Street)

Los Angeles (City) CA (State) 90017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Charles Hung, Sr. (213) 488-5131
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Windes & McClaughry Accountancy Corporation
(Name – *if individual, state last, first, middle name*)

111 West Ocean Boulevard, Suite 2200 (Address) Long Beach (City) CA (State) 90802 (Zip Code)

SEC Mail Processing Section
MAR 03 2009
Washington, DC
103

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Charles Hung, Sr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Eastern Securities, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

JOANNE HUNG
Commission # 1710499
Notary Public - California
Los Angeles County
My Comm. Expires Dec 12, 2010

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERICAN EASTERN SECURITIES, INC.

FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

CONTENTS

WINDES & McCLAUGHRY
ACCOUNTANCY CORPORATION

Certified Public Accountants
& Consultants

Established 1926

Landmark Square
111 West Ocean Boulevard
Twenty-Second Floor
Post Office Box 87
Long Beach, CA 90801-0087

Tel: (562) 435-1191
Fax: (562) 495-1665

www.windes.com

Other Offices:
Irvine
Torrance

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
American Eastern Securities, Inc.:

We have audited the accompanying statements of financial condition of American Eastern Securities, Inc. (the Company), as of December 31, 2008 and 2007, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Eastern Securities, Inc. as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Windes & McClaughry

Long Beach, California
February 25, 2009

AMERICAN EASTERN SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION

ASSETS

	December 31, 2008	December 31, 2007
ASSETS		
Cash	$ 34,503	$ 70,351
Deposits with clearing brokers	177,404	217,634
Receivable from clearing brokers		2,196
Other receivables	11,489	129,769
Securities owned, at market value	2,281,060	3,551,820
Notes receivable	19,586	16,086
Fixed assets, net	12,488	18,152
Prepaid expenses	21,974	17,002
Other assets	7,476	7,476
Deferred income taxes	138,000	113,000
TOTAL ASSETS	$ 2,703,980	$ 4,143,486

LIABILITIES AND STOCKHOLDER'S EQUITY

	2008	2007
LIABILITIES		
Bank overdraft	$ 4,579	
Commission rebates payable	21,096	$ 25,192
Accounts payable	7,659	19,936
Accrued liabilities	61,719	70,566
Short sale of investment		42,609
Other liabilities		50,000
Income taxes payable		62,033
Deferred lease liability	70,399	90,513
Deferred income taxes	796,000	1,356,700
	961,452	1,717,549
COMMITMENTS AND CONTINGENCIES (Note 6)		
STOCKHOLDER'S EQUITY		
Common stock, no par value; authorized 500,000 shares	47,600	47,600
Additional paid-in capital	614,319	614,319
Retained earnings	1,080,609	1,764,018
	1,742,528	2,425,937
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 2,703,980	$ 4,143,486

The accompanying notes are an integral part of these financial statements.

AMERICAN EASTERN SECURITIES, INC.

STATEMENTS OF OPERATIONS

	For the Year Ended December 31, 2008	2007
REVENUES		
Commissions	$ 130,853	$ 162,289
Interest and dividends	17,037	123,385
Wrap fee income	50,362	
Consulting income		50,000
Investment losses	(455,057)	(423,701)
Other income	50,537	96,714
	(206,268)	8,687
EXPENSES		
Commission expense	9,010	140,493
Clearing costs	76,367	41,689
Employee compensation and benefits	540,147	592,478
Interest	1,848	6,576
Professional fees	89,783	97,612
Rent expense	128,806	128,065
Depreciation and amortization	5,664	5,351
Regulatory fees and expenses	13,138	18,612
Other operating expenses	197,278	228,378
	1,062,041	1,259,254
LOSS BEFORE BENEFIT FOR INCOME TAXES	(1,268,309)	(1,250,567)
BENEFIT FOR INCOME TAXES	584,900	483,548
NET LOSS	($ 683,409)	($ 767,019)

The accompanying notes are an integral part of these financial statements.

AMERICAN EASTERN SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	Common Stock		Additional Paid-In	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance, January 1, 2007	4	$ 47,600	$ 614,319	$ 2,531,037	$ 3,192,956
Net loss				(767,019)	(767,019)
Balance, December 31, 2007	4	47,600	614,319	1,764,018	2,425,937
Net loss				(683,409)	(683,409)
Balance, December 31, 2008	4	$ 47,600	$ 614,319	$ 1,080,609	$ 1,742,528

The accompanying notes are an integral part of these financial statements.

AMERICAN EASTERN SECURITIES, INC.

STATEMENTS OF CASH FLOWS

	For the Year Ended December 31, 2008	For the Year Ended December 31, 2007
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	($ 683,409)	($ 767,019)
Adjustments to reconcile net loss to net cash used in operating activities:		
Limited liability company gain		(8,673)
Depreciation and amortization	5,664	5,351
Amortization of deferred lease liability	(20,114)	(20,113)
Noncash interest income	(1,000)	(924)
Deferred income taxes	(585,700)	(387,030)
(Increase) decrease in operating assets:		
Deposits with clearing brokers	40,230	33,005
Receivable from clearing brokers	2,196	678,062
Other receivables	118,280	(75,899)
Securities owned, at market value	1,270,760	779,308
Prepaid expenses	(4,972)	700
Increase (decrease) in operating liabilities:		
Commission rebates payable	(4,096)	(453,043)
Accounts payable	(12,277)	15,927
Accrued liabilities	(8,847)	30,017
Short sale of investment	(42,609)	42,609
Other liabilities	(50,000)	50,000
Income taxes payable	(62,033)	(10,788)
Net Cash Used In Operating Activities	(37,927)	(88,510)
CASH FLOWS FROM INVESTING ACTIVITIES		
Issuance of notes receivable	(2,500)	
Collection on notes receivable		2,500
Distributions from limited liability company		118,334
Net Cash (Used In) Provided By Investing Activities	(2,500)	120,834
CASH FLOWS FROM FINANCING ACTIVITIES		
Bank overdraft	4,579	
Net Cash Provided By Financing Activities	4,579	
NET CHANGE IN CASH	(35,848)	32,324
CASH AT BEGINNING OF YEAR	70,351	38,027
CASH AT END OF YEAR	$ 34,503	$ 70,351

The accompanying notes are an integral part of these financial statements.

AMERICAN EASTERN SECURITIES, INC.

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

NOTE 1 – Nature of Business and Summary of Significant Accounting Policies

Nature of the Business

American Eastern Securities, Inc. (the Company) was incorporated in the state of California. The Company is a registered broker-dealer under the Securities and Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority. The Company introduces its customers to a clearing broker on a fully disclosed basis and, accordingly, is exempt from Rule 15c3-3 of the Securities and Exchange Commission. Operating under such an exemption, the Company is not required to prepare a computation of Reserve Requirements for Brokers or Dealers under Rule 15c3-3.

The Company also provides consulting services to companies seeking capital in the public market. In exchange for these services, the Company may receive cash and/or restricted securities.

Summary of Significant Accounting Policies

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The accounting estimates that require the most significant, difficult and subjective judgments include those made for the valuation of warrants and the recognition and measurement of current and deferred income tax assets and liabilities. Actual results could differ from those estimates.

Concentration of Credit Risk

Cash includes account balances in banks and cash balances at brokers. The Company maintains bank balances which, at times, may exceed federally insured amounts. At various times throughout the year, the Company also maintains cash balances at brokers that exceed amounts insured by Securities Investor Protection Corporation (SIPC).

The Company maintains investments at brokers which may exceed amounts insured by SIPC. Amounts not covered by SIPC are insured by supplemental insurance carried by the brokers.

The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant risk on these accounts. Given the current economic environment and risks in the financial industry, there is a risk that these deposits and investments may not be readily available.

AMERICAN EASTERN SECURITIES, INC.

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

NOTE 1 – Nature of Business and Summary of Significant Accounting Policies (Continued)

Fair Value Measurements

On January 1, 2008, the Company adopted the provisions of Financial Accounting Standards Board (FASB) Statement No. 157, *Fair Value Measurements,* (SFAS 157) for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis. SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS 157 also establishes a framework for measuring fair value and expands disclosures about fair value measurements (see Note 2). FASB Staff Position FAS 157-2, *Effective Date of FASB Statement No. 157,* delays the effective date of SFAS 157 until fiscal years beginning after November 15, 2008 for all nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis.

On January 1, 2009, the Company will be required to apply the provisions of SFAS 157 to fair value measurements of nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. The Company is in the process of evaluating the impact, if any, of applying these provisions on its financial position and results of operations.

In October 2008, the FASB issued FASB Staff Position FAS 157-3, *Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active*, which was effective immediately. FSP FAS 157-3 clarifies the application of SFAS 157 in cases where the market for a financial instrument is not active and provides an example to illustrate key considerations in determining fair value in those circumstances. The Company has considered the guidance provided by FSP FAS 157-3 in its determination of estimated fair values during 2008.

The Company's financial instruments consist of securities. For common stock and mutual funds, fair values are measured using quoted market prices multiplied by the quantity held. The fair values of warrants are determined using the Black Scholes Option Pricing Model that considers the historical market prices of the issuer's stock, expected life of the warrant, risk-free interest rates, and exercise price.

NOTE 1 – Nature of Business and Summary of Significant Accounting Policies (Continued)

Depreciation and Amortization

Equipment and office furniture are depreciated using accelerated methods over estimated useful lives of five and seven years, respectively. Leasehold improvements are amortized using an accelerated method over the lesser of the economic useful life of the improvement or the term of the lease.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Investment gains and losses, which are composed of both realized and unrealized gains and losses, are presented net on the statements of operations.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statements of financial condition.

Marketable securities are valued at market value, and securities not readily marketable are valued at market value if the restrictions expire in less than one year.

The Black Scholes Option Pricing Model is used to determine the estimated fair value of the warrants.

Commission Revenue and Expense Recognition

The Company records commission revenues and expenses on a trade-date basis as security transactions occur. Additionally, the Company records interest income earned on margin accounts and clearing costs charged on transactions associated with customer account balances maintained by the clearing broker.

Consulting Income

The Company may receive cash and/or various equity securities in exchange for consulting services rendered. Management recognizes the income when the services are rendered and values these services based upon either the cash payment received and/or, if various equity securities are received, based on the value of the services rendered or the fair value of the equity instruments received, whichever is more reliably measurable.

NOTE 1 – Nature of Business and Summary of Significant Accounting Policies (Continued)

Provision for Income Taxes and Deferred Income Taxes

Income taxes are provided for the effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of certain assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. A valuation allowance is established when necessary to reduce deferred tax assets if it is more likely than not that all, or some portion, of such deferred tax assets will not be realized.

Deferred income tax assets or liabilities are attributable to temporary differences resulting from the amount of the current year's California Franchise Tax, unrealized trading gains and losses, deferred lease liability, federal and state net operating loss (NOL) carryforwards, and temporary differences between book and tax depreciation methods.

New Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board (FASB) issued Financial Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes – An Interpretation of Statement of Financial Accounting Standards No. 109.* FIN 48 addresses the accounting for uncertainty in income taxes recognized in an enterprise's financial statements and prescribes a "more-likely-than-not" threshold for recognition and derecognition of tax positions taken or expected to be taken in a tax return. Upon adoption of FIN 48, the Company will be required to recognize the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being recognized. Additionally, previously recognized tax positions that no longer meet the more-likely-than-not threshold should be derecognized in the first financial reporting period in which that threshold is no longer met. Changes in recognition or measurement will be reflected in the period in which the change in judgment occurs.

On December 30, 2008, FASB Staff Position FIN 48-3 *Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises* deferred the effective date of FIN 48 for certain nonpublic enterprises for annual financial statements for periods beginning on or after December 15, 2008. As a result, the Company has elected to defer the adoption of FIN 48. Management is currently assessing the impact, if any, the adoption of FIN 48 will have on the Company's financial statements.

NOTE 2 - Securities Owned

Securities owned consist of common stock and mutual funds at market value, and warrants at estimated fair value, as follows:

	December 31,	
	2008	2007
Common stocks	$ 1,554,855	$ 2,353,234
Mutual funds		4,664
Warrants	726,205	1,193,922
	$ 2,281,060	$ 3,551,820

Some of the common stock owned is restricted stock which is subject to Rule 144 of Section 4 of the Securities Act of 1933. Effective February 15, 2008, in accordance with the revision to Rule 144, Release No. 33-8869, restricted stock acquired before or after the effective date may be sold after a six-month holding period for securities of issuers that are subject to the reporting requirements of the SEC. For valuation purposes, this stock is valued at fair market value based upon the current market price of the trading stock. The warrants, which may be exercised to purchase restricted stock, are subject to Rule 144, and have various expiration dates beginning August 31, 2009 through September 10, 2013. Management has valued the warrants using the Black Scholes Options Pricing Model using the following variables that are required under such calculation. For the year ended December 31, 2008, these variables include volatility ranging from 90.88% to 239.61%, expected life ranging from .68 years to 4.76 years, exercise prices ranging from $1.50 per share to $3.20 per share, a zero dividend rate, and a risk-free rate of return of 2.24%. For the year ended December 31, 2007, these variables include volatility ranging from 64.50% to 152.84%, expected life ranging from .25 years to 2.03 years, exercise prices ranging from $1.50 per share to $3.50 per share, a zero dividend rate, and a risk-free rate of return of 4.03%.

NOTE 2 – Securities Owned (Continued)

The Company adopted SFAS 157 on January 1, 2008 for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis. SFAS 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which a fair measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

The following table presents assets that are measured at fair value on a recurring basis at December 31, 2008:

		Fair Value Measurements at Reporting Date Using		
	December 31, 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Securities owned				
Common stocks	$ 1,554,855	$ 1,554,855		
Warrants	726,205		$ 726,205	
Total	$ 2,281,060	$ 1,554,855	$ 726,205	None

NOTE 2 – Securities Owned (Continued)

The financial statements as of and for the year ended December 31, 2008 do not include any nonrecurring fair value measurements relating to assets or liabilities for which the Company has adopted the provisions of SFAS 157. All nonrecurring fair value measurements for 2008 involved nonfinancial assets and the Company will not adopt the provisions of SFAS 157 for nonrecurring fair value measurements involving nonfinancial assets and nonfinancial liabilities until January 1, 2009 as discussed in Note 1.

NOTE 3 – Fixed Assets

Fixed assets consist of the following:

	December 31, 2008	December 31, 2007
Leasehold improvements	$ 38,917	$ 38,917
Office and computer equipment	43,769	43,769
Furniture and fixtures	12,031	12,031
	94,717	94,717
Less accumulated depreciation and amortization	(82,229)	(76,565)
	$ 12,488	$ 18,152

NOTE 4 – Profit-Sharing Plans

The Company maintains qualified defined contribution retirement plans covering substantially all of its employees. The plans provide for discretionary employer profit-sharing contributions and employee elective deferrals. There were no employer contributions made by the Company for the years ended December 31, 2008 and 2007.

NOTE 5 – Benefit for Income Taxes

The benefit for income taxes consists of the following:

	For the Year Ended December 31,	
	2008	2007
Current		
Federal		$ 97,318
State	($ 800)	(800)
	(800)	96,518
Deferred	585,700	387,030
	$ 584,900	$ 483,548

Permanent differences totaled approximately $9,400 and $13,800 for the years ended December 31, 2008 and 2007, respectively.

At December 31, 2008, the Company had net operating loss carryforwards totaling approximately $158,000 and $560,000 for federal and state purposes that expire at various times through 2028.

NOTE 6 – Commitments and Contingencies

Lease

The Company conducts its operations in leased office space under a noncancelable operating lease, which expires in June 2012. In general, the office lease provides for payment of taxes, maintenance, and insurance by the Company. The Company subleases a portion of its office space to a related party (see Note 8) on a month-to-month basis.

NOTE 6 – Commitments and Contingencies (Continued)

Lease (Continued)

Future minimum lease commitments under this lease are as follows:

Year Ending December 31,	
2009	$ 77,840
2010	77,840
2011	77,840
2012	38,920
	$ 272,440

The lease provided for an allowance towards the cost of construction of improvements to the office space. The allowance received has been recorded as a deferred lease liability on the statement of financial condition and is being amortized over the seven-year life of the lease, which is less than the economic useful life.

Rent expense, common area services and costs for this lease totaled approximately $128,800 and $128,100 for the years ended December 31, 2008 and 2007, respectively.

Sublease income received on a month-to-month basis for each of the years ended December 31, 2008 and 2007 totaled approximately $50,000, and is included in other income.

Clearing Broker Agreement

The Company has a clearing agreement with a clearing broker. Under the terms of the agreement, the Company is required to maintain a fidelity bond minimum coverage of $500,000 and a deposit totaling $250,000. In addition, the Company is contingently liable to the clearing broker in the event of nonperformance by its introduced customers. It is the Company's policy to continuously monitor its exposure to this risk. Historically, the Company has not experienced any losses due to nonperformance by customers.

NOTE 7 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The following summarizes the Company's compliance with such requirements:

	December 31, 2008	December 31, 2007
Net capital	$ 296,862	$ 387,510
Required net capital	100,000	100,000
Excess net capital	$ 196,862	$ 287,510
Aggregate indebtedness to net capital	.56 to 1	.82 to 1

NOTE 8 – Related-Party Transactions

During 2008 and 2007, the Company loaned funds to the stockholder. The loan is due on demand and is unsecured, with interest at 5%. The balance of approximately $19,600 and $16,100 at December 31, 2008 and 2007, respectively, is listed as notes receivable on the statements of financial condition. Interest income approximated $1,000 and $900 during 2008 and 2007, respectively.

During 2007, the Company performed consulting services for a company that is related through common ownership. Amounts received in 2007 from the related company totaled approximately $50,000. There were no consulting services provided to the related party in 2008. During 2008 and 2007, the Company subleased office space to the related company, and received rental income in the amount of $50,000 for each of the years.

During 2007, the Company received a deposit of $50,000 from a company related through common ownership for the purchase of investments currently held by the Company. The advance was reported as other liabilities on the statements of financial condition.

NOTE 8 – Related-Party Transactions (Continued)

The Company was the managing member of Luminus Capital, LLC (the LLC). During the year ended December 31, 2007, the managing member liquidated substantially all of the LLC's assets for the purpose of dissolving the LLC. As a result, the Company received a distribution of approximately $118,000 for its equity interest in the LLC at the time of the liquidation. The net gain for 2007 was approximately $9,000, and is included in the net investment losses on the statements of operations. The dissolution of the LLC occurred in 2008, and there was no activity during the year.

As the managing member of LLC, the Company received a management fee and a performance fee. The management fee was approximately $4,000 for 2007, and is reported as an expense on the LLC's financial statements. The performance fee was approximately $7,000 for 2007. The performance fee was a preferred allocation of income to the managing member, and was based upon the net increase in the net asset value of the LLC. The management fee and performance fee are included in other income on the statements of operations. There was no management or performance fee for the year 2008.

NOTE 9 – Supplemental Disclosures of Cash Flow Information

	December 31,	
	2008	**2007**
Cash paid during the year for:		
Interest	$ 5,329	$ 3,095
Income taxes	$ 58,266	$ 20,500

AMERICAN EASTERN SECURITIES, INC.

SUPPLEMENTARY INFORMATION

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 AND RECONCILIATION WITH COMPUTATION INCLUDED IN THE COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5 PART IIA FILING
DECEMBER 31, 2008

CREDITS	
Stockholder's equity per Company's unaudited X-17A-5 Part IIA filing	$ 1,543,583
Net audit adjustments	198,945
Stockholder's equity	1,742,528
ADD	
Other allowable credits – deferred income taxes payable	619,628
Stockholder's equity and allowable credits	2,362,156
DEBITS	
Nonallowable assets:	
Receivables from non-customers	31,075
Securities not readily marketable	1,709,053
Fixed assets	12,488
Prepaid expenses	21,974
Other assets	7,476
Deferred income taxes	138,000
	1,920,066
NET CAPITAL BEFORE HAIRCUT ON SECURITIES POSITIONS (TENTATIVE NET CAPITAL)	442,090
HAIRCUT ON SECURITIES	
Trading securities – corporate stock	85,801
Undue concentration – corporate stock	59,427
	145,228
NET CAPITAL	296,862
MINIMUM NET CAPITAL REQUIREMENTS – THE GREATER OF $100,000 OR 6-2/3% OF AGGREGATE INDEBTEDNESS OF $165,452	100,000
Excess net capital	$ 196,862
Excess net capital at 1000%	$ 280,317
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL	.56
NET CAPITAL PER COMPANY'S UNAUDITED FORM X-17A-5	
Part IIA filing	$ 212,062
Net audit adjustments	84,800
NET CAPITAL PER REPORT PURSUANT TO RULE 17A-5	$ 296,862
AGGREGATE INDEBTEDNESS PER COMPANY'S UNAUDITED FORM X-17A-5	
Part IIA filing	$ 180,137
Net audit adjustments	(14,685)
AGGREGATE INDEBTEDNESS	$ 165,452

AMERICAN EASTERN SECURITIES, INC.

SUPPLEMENTARY INFORMATION

SCHEDULE II
DECEMBER 31, 2008

1. Computation for Determination of Reserve Requirements under Rule 15c3-3:

    Not applicable because the Company has complied with the exemptive provisions of Rule 15c3-3 Section (k)(2)(ii) as of December 31, 2008. The Company is a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Section 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

2. Information Relating to Possession or Control Requirements under Rule 15c3-3:

    Not applicable because the Company has complied with the exemptive provisions of Rule 15c3-3 Section (k)(2)(ii) as of December 31, 2008. The Company is a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Section 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

WINDES & McCLAUGHRY
ACCOUNTANCY CORPORATION

Certified Public Accountants
& Consultants

Established 1926

Landmark Square
111 West Ocean Boulevard
Twenty-Second Floor
Post Office Box 87
Long Beach, CA 90801-0087

Tel: (562) 435-1191
Fax: (562) 495-1665

www.windes.com

Other Offices:
Irvine
Torrance

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
American Eastern Securities, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of American Eastern Securities, Inc. (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies in internal control that we consider to be material weaknesses, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of American Eastern Securities, Inc. as of and for the year ended December 31, 2008, and this report does not affect our report thereon dated February 25, 2009.

1) During our audit procedures performed in connection with the audit for the year ended December 31, 2008, we noted there is no review of the monthly focus reports by an individual independent of the person who prepares the reports, and the review of the monthly financial statements is not completed in a timely manner.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that, except for the effects, if any, of the conditions outlined in the preceding paragraph, the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Long Beach, California
February 25, 2009

AMERICAN EASTERN SECURITIES, INC.

FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

Established 1926

WINDES & MCCLAUGHRY
ACCOUNTANCY CORPORATION

Certified Public Accountants
& Consultants